UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant's name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Notice of Annual General Meeting of Shareholders TO BE HELD ON SEPTEMBER 8, 2009. Dated July 23rd, 2009	3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 23rd, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

ALVARION LTD.
21A Habarzel Street
Tel Aviv 69710, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 8, 2009

To the Shareholders of Alvarion Ltd.:

        NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of Alvarion Ltd. (the “Company”), will be held on Tuesday, September 8, 2009 at 5:00 p.m., local time, at the principal executive offices of the Company at the above address. (The telephone number at that address is +972-3-6456262.)

        The following matters are on the agenda for the Meeting:

(1)	the reelection of Mr. Anthony Maher and the election of Mr. Ng Eng Ho and Mr. Doron Inbar to our Board of Directors;

(2)	the reelection of Professor Raphael Amit as an External Director to our Board of Directors;

(3)	the approval of the reappointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors until the next annual general meeting of our shareholders, and authorization of the Board of Directors and/or Audit Committee to fix the annual compensation of the independent auditors; and

(4)	discussion of our 2008 audited consolidated financial statements.

Record Date

        Only shareholders who hold Ordinary Shares, nominal value NIS 0.01, of the Company at the close of business on July 31, 2009 (the “Record Date”) will be entitled to notice of, and to vote at, the Meeting and any postponements or adjournments thereof.

        According to the Companies Law Regulations (Confirmation of Ownership of Shares for Voting in the General Meeting), 2000, if a shareholder holds shares through a TASE Member (as defined below) and the shares are registered in the name of such TASE Member on the books of the Company’s registration company, the shareholder may provide to the Company, prior to the Meeting, a certification confirming his ownership of the shares on the Record Date. Such certification may be obtained at the TASE Member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder; provided that the shareholder’s request shall have been submitted with respect to a specific securities account.

        All shareholders of record on the Record Date are cordially invited to attend and vote at the Meeting in person or by proxy, pursuant to the Company’s Articles of Association. Shareholders may send standpoint notices to the Company no later than August 10, 2009.

Vote Required

        The vote required for the approval of the proposals (1) through (3) above is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy. In addition, in order to approve proposal no. 2, the affirmative vote of the Ordinary Shares must either include at least one-third of the Ordinary Shares voted by shareholders who are not controlling shareholders, or the total shares of non-controlling shareholders voted against this proposal must not represent more than one percent of the outstanding Ordinary Shares.

Review of Documents

        Shareholders may review the full version of the foregoing items of business and the Proxy Statement, which includes the full version of the proposed resolutions and a proxy card, at the principal executive offices of the Company stated above, upon prior notice and during regular working hours until the Meeting date. A copy of the Proxy Statement will also be available at the following websites: http://www.tase.co.il/tase/ or http://www.magna.isa.gov.il (the “Distribution Sites”).

        Each member of The Tel-Aviv Stock Exchange Ltd. (a “TASE Member”) shall e-mail, upon request and without charge, a link to the Distribution Sites to each shareholder who is not listed in the Company’s shareholder register and whose shares are held through the TASE Member; provided that each shareholder’s request shall have been submitted (a) with respect to a specific securities account, and (b) prior to the Record Date.

By Order of the Board of Directors, ANTHONY MAHER Chairman of the Board of Directors